--------------------------------------------------------------------------------


                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                             -----------------



                         COMMISSION FILE NUMBER 2-91694
                                                -------





                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
                            (Full title of the plan)









                               INSTRON CORPORATION
                                100 ROYALL STREET
                           CANTON, MASSACHUSETTS 02021
 (Name and address of principal executive office of issuer of the securities held pursuant to the plan)


--------------------------------------------------------------------------------

                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.











   June 25, 1999                            INSTRON CORPORATION




                                            By: /s/ John R. Barrett
                                                -------------------------------
                                                John R. Barrett
                                                Treasurer

                               INSTRON CORPORATION
                            SAVINGS AND SECURITY PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                        FINANCIAL STATEMENTS AND EXHIBITS

                                                                                          Page No.
                                                                                          --------
     a.  Financial Statements

         Report of Independent Accountants                                                   5

         Statements of Net Assets Available for
          Plan Benefits with Fund Information
          as of December 31, 1998 and 1997                                                   6-7

         Statement of Changes in Net Assets Available
          for Plan Benefits with Fund Information for the
          year-ended December 31, 1998                                                       8

         Notes to Financial Statements                                                       9-15

     b.  Supplemental Schedules:

         Line 27(a) - Schedule of Assets Held for Investment Purposes
                      as of December 31, 1998                                                16
         Line 27(d) - Schedule of Reportable Transactions - Single
                      Transactions in Excess of 5% of the Current Value of Plan
                      Assets for the year-ended December 31, 1998                            17
         Line 27(d) - Schedule of Reportable Transactions - Series of
                      Transactions in Excess of 5% of the Current Value of Plan
                      Assets for the year-ended December 31, 1998                            18

     c.  Exhibits

         Exhibit 23 - Consent of Independent Accountants


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Instron Corporation Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statement of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Instron Corporation Savings and Security Plan ( the "Plan") at December 31, 1998 and 1997,and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 4 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits with fund information and the statement of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Boston Massachusetts                    /s/PricewaterhouseCoopers LLP
June 25, 1999                           ----------------------------------------
                                        PRICEWATERHOUSECOOPERS LLP

                                      INSTRON CORPORATION SAVINGS
                                          AND SECURITY PLAN

                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       WITH FUND INFORMATION


                                                           December 31, 1998
                                  -----------------------------------------------------------------------------
                                    Vanguard        Vanguard
                                    Long-Term     Prime Money        Vanguard        Vanguard       Vanguard
                                    Corporate       Market             Star          US Growth       Windsor
                                      Fund           Fund              Fund            Fund           Fund
                                  -------------  -------------    ------------     -------------  -------------
ASSETS
Investments, at fair value:
     Shares of registered
      investment companies        $2,492,539     $2,510,496       $2,624,167       $4,734,224     $15,173,633
     Common stock
     Cash equivalents
     Participant loans
                                  -----------    ----------      -----------      -----------    ------------
         Total investments         2,492,539      2,510,496        2,624,167        4,734,224      15,173,633
                                  -----------    ----------      -----------      -----------    ------------
Receivables:
     Employee contribution             3,811          3,869            5,735            9,766          21,401
     Employer contribution
     Other receivables
                                  -----------    ----------      -----------       ----------    ------------
         Total receivables             3,811          3,869            5,735            9,766          21,401
                                  -----------    ----------      -----------       ----------    ------------
         Total assets              2,496,350      2,514,365        2,629,902        4,743,990      15,195,034
                                  -----------    ----------      -----------       ----------    ------------
LIABILITIES
         Accounts payable
                                  -----------    ----------      -----------       ----------    ------------
Net assets available for
 plan benefits                    $2,496,350     $2,514,365       $2,629,902       $4,743,990     $15,195,034
                                  ==========     ==========       ==========       ==========    ============

                                                        December 31, 1998
                                   ------------------------------------------------------------
                                     Vanguard      Instron
                                    Retirement     Common
                                     Savings        Stock            Participant
                                      Trust         Fund                Loans           Total
                                   -----------    ----------       --------------   -----------
ASSETS
Investments, at fair value:
     Shares of registered
      investment companies         $5,502,622                                       $33,037,681
     Common stock                                 $8,402,372                          8,402,372
     Cash equivalents                                 30,733                             30,733
     Participant loans                                              $857,608            857,608
                                   -----------    ----------        --------        -----------
         Total investments          5,502,622      8,433,105         857,608         42,328,394
                                   -----------    ----------        --------        -----------
Receivables:
     Employee contribution              6,911          2,437                             53,930
     Employer contribution                            22,019                             22,019
     Other receivables                                19,559                             19,559
                                   -----------    ----------        ---------       -----------
         Total receivables              6,911         44,015                             95,508
                                   -----------    ----------        ---------       -----------
         Total assets               5,509,533      8,477,120         857,608         42,423,902
                                   -----------    ----------        ---------       -----------
LIABILITIES
         Accounts payable                             71,983                             71,983
                                   -----------    ----------        ---------       -----------
Net assets available for
 plan benefits                     $5,509,533     $8,405,137        $857,608        $42,351,919
                                   ==========     ==========        ========        ===========

     The accompanying notes are an integral part of the financial statements

                                 INSTRON CORPORATION SAVINGS AND SECURITY PLAN

                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                           WITH FUND INFORMATION


                                                             December 31, 1997
                                  --------------------------------------------------------------------------
                                    Vanguard     Vanguard
                                    Long-Term   Prime Money     Vanguard        Vanguard        Vanguard
                                    Corporate     Market          Star          US Growth        Windsor
                                      Fund         Fund           Fund            Fund            Fund
                                  ------------  -----------   ------------    -------------   --------------
ASSETS
Investments, at fair value:
     Shares of registered
      investment companies        $2,250,553    $2,297,962    $1,967,631      $2,229,729      $16,263,492
     Common stock
     Cash equivalents
     Participant loans
                                  ----------    ----------    ----------      ----------      -----------
         Total investments         2,250,553     2,297,962     1,967,631       2,229,729       16,263,492
                                  ----------    ----------    ----------      ----------      -----------
Receivables:
     Employee contribution             5,546         5,663         7,548          10,299           37,764
     Employer contribution
     Other receivables
                                  ----------    ----------    ----------      ----------      -----------
         Total receivables             5,546         5,663         7,548          10,299           37,764
                                  ----------    ----------    ----------      ----------      -----------
         Total assets              2,256,099     2,303,625     1,975,179       2,240,028       16,301,256
                                  ----------    ----------    ----------      ----------      -----------
LIABILITIES
     Accounts payable
                                  ----------    ----------    ----------      ----------      -----------
Net assets available for
 plan benefits                    $2,256,099    $2,303,625    $1,975,179      $2,240,028      $16,301,256
                                  ==========    =========     ==========      ==========      ===========

                                                         December 31, 1997
                                   ----------------------------------------------------------------
                                     Vanguard       Instron
                                    Retirement      Common
                                     Savings        Stock             Participant
                                      Trust          Fund                  Loans            Total
                                   ------------   ------------       --------------     ------------
ASSETS
Investments, at fair value:
     Shares of registered
      investment companies         $5,162,231                                           $30,171,598
     Common stock                                 $8,813,644                              8,813,644
     Cash equivalents                                 39,483                                 39,483
     Participant loans                                                  $814,090            814,090
                                   ----------     ----------            --------        -----------
         Total investments          5,162,231      8,853,127             814,090         39,838,815
                                   ----------     ----------            --------        -----------
RECEIVABLES:
     Employee contribution             17,314          3,522             (15,177)            72,479
     Employer contribution                            21,080                                 21,080
     Other receivables                                38,838                                 38,838
                                   ----------     ----------            --------        -----------
         Total receivables             17,314         63,440             (15,177)           132,397
                                   ----------     ----------            --------        -----------
         Total assets               5,179,545      8,916,567             798,913         39,971,212
                                   ----------     ----------            --------        -----------
LIABILITIES
     Accounts payable                                 18,373                                 18,373
                                   ----------     ----------            --------        -----------
Net assets available for
 plan benefits                     $5,179,545     $8,898,194            $798,913        $39,952,839
                                   ==========     ==========            ========        ===========


     The accompanying notes are an integral part of the financial statements


                            INSTRON CORPORATION SAVINGS AND SECURITY PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1998

                                        Vanguard      Vanguard        Vanguard       Vanguard       Vanguard
                                       Long-Term     Prime Money        Star            U.S.         Windsor
                                       Corporate     Market Fund        Fund        Growth Fund       Fund
                                          Fund
-------------------------------------------------------------------------------------------------------------------
Additions to net assets
attributed to:
  Investment income:
  Interest and dividends              $   197,820      $  121,403     $  208,541     $  297,886     $  1,335,971
  Net appreciation (depreciation)
  in fair value                             5,049              --         62,887        823,593       (1,269,157)
                                      --------------------------------------------------------------------------
                                          202,869         121,403        271,428      1,121,479           66,814
  Contributions:
  Employer                                     --              --             --             --               --
  Employee                                144,313         141,779        211,059        383,455          893,354
                                      --------------------------------------------------------------------------
       Total additions                    347,182         263,182        482,487      1,504,934          960,168
                                      --------------------------------------------------------------------------
Deductions from net assets
attributed to:

  Benefits paid to participants            71,543          93,840        136,842        188,454          895,162
  Loans issued to Participants             12,965          23,719         11,506         46,927          222,793
  Administrative expenses                      --             815            605             40              880
                                      --------------------------------------------------------------------------
       Total deductions                    84,508         118,374        148,953        235,421        1,118,835
                                      --------------------------------------------------------------------------
  Other:
  Participant loan repayments              17,422          23,193         30,514         37,213          186,088

  Interfund transfers                     (39,845)         42,739        290,675      1,197,236       (1,133,643)
                                      --------------------------------------------------------------------------
  Net increase (decrease)                 240,251         210,740        654,723      2,503,962       (1,106,222)

  Net assets available for plan
  benefits, beginning of year           2,256,099       2,303,625      1,975,179      2,240,028       16,301,256
                                      --------------------------------------------------------------------------
  Net assets available for plan
  benefits, end of year               $ 2,496,350      $2,514,365     $2,629,902     $4,743,990     $ 15,195,034
                                      ==========================================================================

                                          Vanguard         Instron
                                         Retirement         Common          Participant
                                          Savings         Stock Fund            Loans           Total
                                           Trust
--------------------------------------------------------------------------------------------------------
Additions to net assets
attributed to:
  Investment income:
  Interest and dividends                 $   318,876      $    78,481      $    71,559      $  2,630,537
  Net appreciation (depreciation)
  in fair value                                   --         (697,623)              --        (1,075,251)
                                         ---------------------------------------------------------------
                                             318,876         (619,142)          71,559         1,555,286
  Contributions:
  Employer                                        --          656,258               --           656,258
  Employee                                   319,663           83,031               --         2,176,654
                                         ---------------------------------------------------------------
       Total additions                       638,539          120,147           71,559         4,388,198
                                         ---------------------------------------------------------------
Deductions from net assets
attributed to:

  Benefits paid to participants              277,796          319,004            2,852         1,985,493
  Loans issued to Participants                63,267           17,223         (398,400)               --
  Administrative expenses                      1,240               45               --             3,625
                                         ---------------------------------------------------------------
       Total deductions                      342,303          336,272         (395,548)        1,989,118
                                         ---------------------------------------------------------------
Other:
  Participant loan repayments                 97,957           16,025         (408,412)               --

  Interfund transfers                        (64,205)        (292,957)              --                --
                                         ---------------------------------------------------------------
  Net increase (decrease)                    329,988         (493,057)          58,695         2,399,080

  Net assets available for plan
  benefits, beginning of year              5,179,545        8,898,194          798,913        39,952,839
                                         ---------------------------------------------------------------
  Net assets available for plan
  benefits, end of year                  $ 5,509,533      $ 8,405,137      $   857,608      $ 42,351,919
                                         ===============================================================


    The accompanying notes are an integral part of the financial statements

                           INSTRON CORPORATION SAVINGS
                                AND SECURITY PLAN
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 1 - GENERAL DESCRIPTION OF THE PLAN

The following description of the Instron Corporation Savings and Security Plan (the "Plan") is intended to give a general summary of its principal provisions. For a more complete description of the Plan, refer to the Plan document.

The Plan was originally effective July 1, 1984 and was last amended and restated in its entirety effective August 5, 1996 and has been subsequently amended by the first, second, third and fourth amendments thereto.

The Plan consists of a cash or deferred compensation plan under Section 401(k) of the Code of 1986, as amended. The Plan is also an employee stock ownership plan. The purpose of the 401(k) plan is to enable eligible employees of Instron Corporation ("Participants") to save for retirement on a tax-deferred and/or an after-tax basis, and the purpose of the Employee Stock Ownership Plan is to invest primarily in employer securities. The Plan is an individual account plan in which each Participant's benefits are based solely on the amounts contributed to the Plan by the Participant and by Instron Corporation (the "Company") on the Participant's behalf, as adjusted by income and gains and losses which are allocated to each Participant. The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended, including rules relating to the duties and conduct of the Plan's fiduciaries.

The following is a description of the provisions of the Plan:

ELIGIBILITY. Employees of the Company are eligible to participate in the Plan as of their first pay period. Eligibility to receive matching Company contributions commences on the first day of the pay period coincident with the completion of one year of eligibility service. Non-resident aliens, summer interns, co-op students, temporary employees and independent contractors are not eligible to participate in the Plan.

ADMINISTRATION. The Plan is administered on behalf of the Company by a Committee which is appointed by the Company. Vanguard Fiduciary Trust Company, the Trustee under the Plan, acts as trustee, recordkeeper and custodian of the securities and investments held by the Plan.

CONTRIBUTIONS. The Plan permits four types of contributions--employee pre-tax contributions, employee after-tax contributions, employee rollover contributions and Company matching contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement with the Company pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). Participants may also enter into a payroll deduction agreement with the Company for after-tax contributions. The total of these deductions (pre-tax and after-tax) may not exceed 17% of annual compensation (the "Participant's Contributions").

The Company, in the discretion of the Board of Directors, may make matching contributions, based on a Participant's contributions. Currently, the matching contribution is equal to one-half of the Participant's Contributions (pre-tax and after-tax)up to 6% of compensation, with a maximum matching contribution of 3% of annual compensation (the "Company Contribution").

INVESTMENTS. Matching contributions made on a Participant's behalf by the Company will be invested in shares of the common stock of the Company. Participants who have attained age 55 and have 10 years of Plan membership may transfer a portion of their matching contribution account out of the Instron Common Stock Fund in accordance with Section 401(a)(28) of the Code. A Participant may direct that his pre-tax, after-tax and rollover contributions be invested in 10% increments in one or more of the following investment options designated by the Committee. Funds A-F are sponsored by The Vanguard Group. The description of each of the Vanguard funds is qualified in its entirety by the prospectus for the fund which can be obtained from the Trustee.

THERE CAN BE NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

FUND A - VANGUARD RETIREMENT SAVINGS TRUST. The Vanguard Retirement Savings Trust seeks to provide a high level of income and a stable share value of $1.00. The Trust invests in fixed rate investment contracts and variable rate investment contracts issued by insurance companies or banks that are highly rated by the major credit rating agencies and viewed by Vanguard as being financially sound. The interest rate and principal of each contract are obligations of the issuing insurance company or bank, not of the Trustee or the Company. Certain restrictions, limitations and penalties apply to transfers or withdrawals of a participant's account balances out of this Fund. These restrictions are described in the materials provided by the Trustee.

FUND B - VANGUARD PRIME MONEY MARKET FUND. The Vanguard Prime Money Market Fund is a money market fund that seeks maximum current income, preservation of capital and liquidity by investing in a Fund of high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations. The Prime Fund seeks to maintain a net asset value of $1.00 per share. An investment in the Prime Fund is neither insured nor guaranteed by the U.S. Government, the Trustee of the Company, and there can be no assurance that the Prime Fund will be able to maintain a stable net asset value of $1.00 per share or that it will achieve any particular level of current income.

FUND C - VANGUARD LONG-TERM CORPORATE FUND. The Vanguard Long-Term Corporate Fund ("Corporate Fund") is a fixed income fund whose primary objective is to provide a high level of current income consistent with maintenance of principal and liquidity by investing in a diversified Fund of long-term, investment grade bonds. At least 65% of the Corporate Fund is invested in corporate bonds rated a minimum of Baa3 by Moody's Investor Services or BBB by Standard & Poor's at the time of purchase. At least 80% of the Fund's assets will normally be invested in a combination of investment grade corporate bonds and securities of the U.S. government and its agencies. The Corporate Fund is designed for investors who are seeking a high-quality, long-term corporate bond Fund and who are willing to accept the potential of significant share price volatility due to the relatively long average maturity of Corporate Fund's investments.

FUND D - VANGUARD WINDSOR FUND. The Vanguard Windsor Fund is an equity fund whose primary objective is to seek long-term growth of capital and income by investing in a Fund of common stocks. As a secondary objective, this Fund also seeks to provide a reasonable level of current income. Although the Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities and other equity securities, such as preferred stock. The Fund may also invest in stock futures contracts and options.

FUND E - VANGUARD STAR FUND. The Vanguard Star Fund is a diversified equity and fixed income fund whose primary objective is to maximize long-term total return of capital and income. The Star Fund invests 60%-70% of its assets in seven Vanguard equity funds, including Vanguard/Windsor Fund, Vanguard Windsor II, Vanguard Index Trust-500 Fund, Vanguard PRIMECAP Fund, Vanguard Morgan Growth Fund, and Vanguard Explorer Fund. Approximately 30%-40% of Star Fund's assets are invested in three Vanguard fixed-income Funds including Long-Term Corporate Fund, GNMA Fund of Vanguard Fixed Income Securities Fund, and Prime Money Market Fund.

FUND F - VANGUARD U.S. GROWTH FUND. The Vanguard U.S. Growth Fund seeks long-term capital appreciation by investing in a diversified Fund of common stocks with above-average growth potential. Dividend income is considered incidental. The U.S. Growth Fund invests primarily in the common stocks of companies whose prospects for growth are believed to be favorable. Such companies tend to have exceptional records, strong market positions, reasonable financial strength, and low sensitivity to changing economic conditions. Securities will be selected solely on the basis of their appreciation potential as determined from an assessment of their fundamental value and consideration of prevailing market conditions.

INSTRON COMMON STOCK FUND. Contributions allocated to the Instron Common Stock Fund are invested in common shares of Instron Corporation, which is purchased by the Trustee on the open market or directly from the Company, depending on market conditions. The value of the Instron Common Stock Fund is subject to fluctuation in the market price of Instron common stock and there is no guarantee of investment performance.

VESTING AND VOTING RIGHTS. Each Participant is, at all times, 100% vested in all of the investments in his account, including both those arising from Participant's Contributions and those arising from the Company's Contributions. Each Participant has the right to direct the Trustee's vote as to the number of Instron Corporation common shares standing to his credit in his account on the record date for any Company stockholder meeting. The Committee will direct the Trustee to vote proxies and take similar action with respect to the Plan's securities ownership other than Instron Corporation common shares.

PARTICIPANT'S ACCOUNTING. Each participant's account is independently maintained by the Trustee and reflects all Participant's contributions and Company's contributions by both contribution and investment category. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses and withdrawals and other distributions.

BENEFITS. Participants are entitled to receive their entire interest in the Plan in a lump sum whenever their employment with the Company terminates for any reason. Benefits are paid in cash, unless a Participant elects to receive an in-kind distribution of shares of Instron Common Stock credited to his account. During the period of employment with the Company, participants may (if they are over 59-1/2 years of age, or under certain hardship conditions) be entitled to withdraw part or all of their interest (exclusive of a portion of earnings) in investments arising from Participant's contributions, but not their interests in investments arising from the Company's matching contribution. If such withdrawals are non-hardship condition withdrawals, matching Company Contributions will be suspended during the twelve months following the withdrawal. All such withdrawals (except an amount equal to a Participant's after-tax contribution) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59-1/2 years. Withdrawals of Company matching funds on the employee pre-tax and after-tax contributions are allowed upon termination of employment or retirement.

Benefit payments are generally distributed within 60 days after the Participant becomes entitled to and elects to receive them, in a manner prescribed by the Committee. Special rules apply in the case of a Participant's death.

PARTICIPANT LOANS. Active participants are permitted to borrow funds from their pre-tax, after-tax and rollover accounts in the Plan subject to certain limitations. Loans are not permitted from a Participant's Company Contribution account. During the 1998 Plan year, the interest rate on these loans was equal to Bank of Boston's prime rate plus 1%, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made.

MERGED PROFIT SHARING ACCOUNTS. In September 1995, the Instron Corporation Employees' Profit Sharing Plan was merged into the Plan. All participants are 100% vested in their transferred profit sharing accounts. Upon termination of employment, profit sharing accounts are distributed at the election of the participant in a lump sum, by purchase of an annuity or by installment payments over a period of up to 15 years. Participants may take loans from their profit sharing accounts in accordance with the rules discussed above.

OTHER. The Company's contributions may be made only to the extent the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Plan or permitted under applicable law, in order to maintain the Plan's tax exempt status. There are special rules to allow "Rollover Contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The accompanying financial statements have been prepared on the accrual basis of accounting, in conformity with generally accepted accounting principles.

INVESTMENT VALUATION. Investments in mutual fund shares are valued at quoted market prices, which represent the net asset value of shares of registered investment companies held by the Plan at year-end.

Investments in Instron Corporation's common stock are valued at the last reported sales price on the last business day of the year. In the event that no sale was reported on that date, such investments are valued at the mean of the last reported bid and asked price or the price of the last sale reported, whichever is more recent.

Investments in shares of Vanguard's Retirement Savings Trust are stated at contract value, which approximates fair value. Participant loans receivable are valued at cost which approximates fair value.

SECURITY TRANSACTIONS AND INVESTMENT INCOME. Sales of shares of the collective investment trust are recorded on the Trustee's valuation dates (the last day of each calendar month). All other security transactions are recorded on the trade date. Realized gains or losses on security transactions are recorded as the difference between proceeds received and cost as determined on the average cost basis. Transfers between investment options are treated as the purchase of one investment option out of the proceeds of the sale of another.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

PAYMENT OF BENEFITS. Benefits are recorded when paid (see footnote 7).

EXPENSES OF THE PLAN. All expenses incurred in the administration of the Plan are charged to and paid by the Company. To the extent not paid by the Company, the expenses may be charged against the Trust assets.

NET APPRECIATION (DEPRECIATION). The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

USE OF ESTIMATES. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

RISK AND UNCERTAINTIES. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

NOTE 3 - INVESTMENTS

                                                                           DECEMBER 31, 1998
                                                          ----------------------------------------------
                                                             Units/                          Market/Fair
                                                             Shares            Cost              Value
                                                          ----------        -----------      -----------
Vanguard Long-Term Corporate Fund*                           268,303        $ 2,358,441      $ 2,492,539

Vanguard Prime Money Market Fund*                          2,510,496          2,510,496        2,510,496

Vanguard Star Fund*                                          146,112          2,445,937        2,624,167

Vanguard U.S. Growth Fund*                                   126,280          3,571,028        4,734,224

Vanguard Windsor Fund*                                       974,543         14,826,295       15,173,633

Vanguard Retirement Savings Trust*                         5,502,622          5,502,622        5,502,622

Instron Common Stock*                                        488,876          6,008,322        8,433,105

Participant Loans                                                               857,608          857,608
                                                                            -----------      -----------
         Total                                                              $38,080,749      $42,328,394
                                                                            ===========      ===========
     Investment Income                                                                       $ 2,630,537
                                                                                             ===========
     Net appreciation (depreciation)                                                         $(1,075,251)
                                                                                             ===========


                                                                           DECEMBER 31, 1997
                                                          ----------------------------------------------
                                                             Units/                          Market/Fair
                                                             Shares            Cost              Value
                                                          ----------        -----------      -----------
Vanguard Long-Term Corporate Fund*                           243,040       $ 2,103,325       $ 2,250,553

Vanguard Prime Money Market Fund*                          2,297,962         2,297,962         2,297,962

Vanguard Star Fund*                                          113,212         1,809,565         1,967,631

Vanguard U.S. Growth Fund*                                    77,691         1,755,357         2,229,729

Vanguard Windsor Fund*                                       957,803        14,315,695        16,263,492

Vanguard Retirement Savings Trust*                         5,162,231         5,162,231         5,162,231

Instron Common Stock*                                        466,948         5,612,028         8,853,127

Participant Loans                                                              814,090           814,090
                                                                           -----------       -----------
         Total                                                             $33,870,253       $39,838,815
                                                                           ===========       ===========
     Investment Income                                                                       $ 3,610,290
                                                                                             ===========
     Net appreciation (depreciation)                                                         $ 3,722,611
                                                                                             ===========



*Exceed 5% of net assets available for plan benefits

NOTE 4 - PLAN TERMINATION

The Company believes the Plan will continue without interruption, but reserves the right to terminate or amend the Plan or discontinue contributions thereto. In the event that both the Plan and the related trust funds terminate, all participants' accounts continue to be fully vested and nonforfeitable. All accounts will be valued as of the termination date and all account balances will be distributed in full to participants, in the form of cash and/or Company common stock.

NOTE 5 - FEDERAL INCOME TAXES

The Plan and its related trust are intended to satisfy the provisions of Sections 401 and 501 of the Code as amended from time to time and under any corresponding provisions of the Code which may be enacted. The Plan is also designed to qualify as an "Employee Stock Ownership Plan" under Section 4975(e) of the Code. Accordingly, the Plan is intended to be exempt from Federal Income taxes.

The Plan last received a favorable determination letter dated January 3, 1997, from the IRS in connection with the Plan as amended and restated effective August 5, 1996, as amended. Management believes the Plan is operating in compliance with the requirements of the IRS to maintain its tax exempt status. Management is committed to amend the Plan as necessary to maintain its tax exempt status.

Annual Participant's contributions up to $10,000 in 1998, adjusted annually for cost of living, the Company's contributions, and earnings on all contributions may be tax deferred. In addition, when any shares of Common Stock of the Company are distributed as part of a lump sum distribution to an employee, a portion of the tax thereon (on net unrealized appreciation) may be postponed until the time of disposition of such shares. Tax on Plan distributions may be deferred to the extent a distribution is rolled over into another qualified plan or an IRA in accordance with IRS rules.

NOTE 6 - PARTIES IN INTEREST

A portion of the Plan's investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee, recordkeeper and custodian of the securities and investments held by the Plan, and is, therefore, a party in interest. Participants with outstanding loan balances and the investments in the Instron Common Stock Fund are also considered to be parties in interest.

NOTE 7 - BENEFITS PAYABLE

Amounts allocated to participants who have withdrawn from the Plan, but for which disbursement of those funds has not been made as of year-end, may not be recognized as a liability in the statement of net assets available for plan benefits in accordance with the American Institute of Certified Public Accountants' audit guide entitled "Audits of Employee Benefits Plan." There were $26,477 and $0 distributions payable at December 31, 1998 and 1997, respectively. Additionally, benefits paid to participants in the statement of changes in net assets available for plan benefits do not include such amounts.

NOTE 8 SUBSEQUENT EVENT

On May 7, 1999, the Company announced the signing of a definitive merger agreement with Kirtland Capital Partners (KCP), which would give effect to a recapitalization of the Company. This recapitalization would be accomplished through the merger of ISN Acquisition Corporation, a wholly owned subsidiary organized by Kirtland Capital Partners III LP, with and into the Company, with the Company continuing as the surviving corporation. Each share of the Company's common stock outstanding at the effective time of the merger will be converted into the right to receive $22 per share payable in cash. In addition, certain members of management of the Company, as well as the Company's two founding shareholders, will maintain an equity interest in the Company following the closing.

Under the terms of the Merger Agreement, the Company has agreed not to pay dividends on its common stock prior to the closing of the transaction. The closing of the transaction is subject to the satisfaction of various conditions, including approval of the Company's shareholders and the receipt of certain regulatory approvals. The transaction is expected to close during the third quarter of 1999. The closing per share price of Instron Common Stock on December 31, 1998 was $17.25.

Subsequent to the closing of the transaction, the Company's matching contributions are anticipated to be invested according to each individual participant's investment allocation. The cash proceeds received from the conversion of Instron stock at $22 per share are anticipated to be invested according to each individual participant's investment allocation.

                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      AS OF
                                DECEMBER 31, 1998

          Instron Corporation Savings and Security Plan, EIN 04-2057203
                       Attachment to Form 5500, Line 27(a)


     Identity of Issue                         Investment Type                   Cost             Current Value
     -----------------                         ---------------                   ----             -------------
*Vanguard LT Corporate Fd              Registered Investment Company         $ 2,358,441           $ 2,492,539

*Vanguard Prime Money Mkt              Registered Investment Company           2,510,496             2,510,496

*Vanguard STAR Fund                    Registered Investment Company           2,445,937             2,624,167

*Vanguard U.S. Growth                  Registered Investment Company           3,571,028             4,734,224

*Vanguard Windsor Fund                 Registered Investment Company          14,826,295            15,173,633

*Vanguard Retire Savings Trst          Common/Collective Trust                 5,502,622             5,502,622

*Instron Stock Fund                    Company Stock Fund                      6,008,322             8,433,105

*Particpant Loans                      7% - 10%                                  857,608               857,608
                                                                             -----------           -----------
     Total assets held for
      investment purposes                                                    $38,080,749           $42,328,394
                                                                             ===========           ===========


*Party in interest

                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
            SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS
                          YEAR-ENDED DECEMBER 31, 1998


          Instron Corporation Savings and Security Plan, EIN 04-2057203
                       Attachment to Form 5500, Line 27(d)


                                                                                           Current Value
                                                                                           of Asset on
                        Description       Purchase      Selling      Historical Cost        Transaction            Historical
Party Involved           of Asset          Price         Price          of Asset                Date               Gain (Loss)
--------------          ----------        -------       -------      ---------------       --------------          -----------
None


                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
          SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS
                          YEAR-ENDED DECEMBER 31, 1998


          Instron Corporation Savings and Security Plan, EIN 04-2057203
                       Attachment to Form 5500, Line 27(d)

                                                                                                       Current Value
                                                                                                        of Asset on
                                                                                     Historical Cost    Transaction     Historical
Party Involved        Description of Asset      Purchase Price     Selling  Price       of Asset            Date           Gain
--------------       ----------------------     ----------------   ---------------   ---------------   ---------------  -----------
The Vanguard Group   Vanguard Prime Money Mkt   $1,154,978                                             $1,154,978
The Vanguard Group   Vanguard Prime Money Mkt                      $  942,443        $  942,443           942,443       $  --
The Vanguard Group   Vanguard U.S. Growth        2,405,860                                              2,405,860
The Vanguard Group   Vanguard U.S. Growth                             724,959           590,490           724,959        134,468
The Vanguard Group   Vanguard Windsor Fund       3,146,441                                              3,146,441
The Vanguard Group   Vanguard Windsor Fund                          2,967,144         2,655,870         2,967,144        311,274
N/A                  Instron Stock Fund          1,180,917                                              1,180,917
N/A                  Instron Stock Fund                               976,204           758,002           976,204        218,202
